

Mail Stop 3561

April 22, 2008

Ms. Lisa Vergon
Chief Executive Officer
Inter-Con/PC, Inc.
1848 Harris Bridge Road
Anderson, South Carolina 29621

>   Re: **Inter-Con/PC, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed February 27, 2008**
>   **File No. 000-29415**

Dear Ms. Vergon:

    We issued comments to you on the above captioned filing on March 3, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 2, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

    If you do not respond to the outstanding comments or contact us by May 2, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    Please contact Dave Walz at 202-551-3358 if you have any questions.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and
                            Healthcare Services